NO ACT

DC
PC
1-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08041714

Received SEC

MAR 0 5 2008

Washington, DC 20549

March 5, 2008

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary
Halliburton Company
1401 McKinney, Suite 2400 (77010-4035)
Post Office Box 42807
Houston, Texas 77242-2807

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/5/2008

Re: Halliburton Company
Incoming letter dated January 10, 2008

Dear Mr. Metzinger:

This is in response to your letter dated January 10, 2008 concerning the shareholder proposal submitted to Halliburton by Marion Edey. We also have received letters from the proponent dated January 24, 2008 and January 30, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

Enclosures

cc: Marion Edey
10019 Menlo Ave.
Silver Spring, MD 20910

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
PHONE 713.759.2600

January 10, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of Marion Edey ("the "Proponent")

Dear Sir/Madam:

The Proponent has submitted a proposed resolution and statement of support (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company stockholders scheduled to be held on May 21, 2008. Six true and complete copies of each of the Proposal and of this letter are enclosed as required by Rule 14a-8(j).

The Proposal requests that the Halliburton Board of Directors develop and implement a policy of identifying and disclosing to shareholders shares of Halliburton held, directly or indirectly, by an affiliate, a director, a senior executive officer or an entity affiliated with a director or senior executive, through an account located in a tax haven jurisdiction, identifying and disclosing which trusts, shell corporations, or other entities located in a tax haven jurisdiction, hold the Halliburton shares.

For the reasons detailed below, Halliburton Company intends to omit the Proposal from its 2008 proxy materials pursuant to Rule 14a-8. Halliburton Company requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the Commission") that no enforcement action will be taken if Halliburton Company omits the Proposal from its 2008 proxy statement.

I. The Proposal is excludable as relating to Halliburton Company's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude proposals and supporting materials that relate to a company's ordinary business operations. In the below cited matters, the Staff has determined that proposals involving presentation of financial information, procedures for shareholder communications, employment related matters, the terms of the sale of a stockholder list, and sale of particular services were all excludable as relating to the company's ordinary business. Similarly, disclosures relating to the ownership interests of its stockholders are a matter related to Halliburton Company's ordinary business and the Proposal is excludable under Rule 14a-8(i)(7).

In *NiSource Inc.*, SEC No-action Letter (March 10, 2003) a stockholder proposal requesting a report to disclose gross revenue and net income statements of NiSource's unregulated subsidiaries in its annual report was determined to be excludable under Rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., presentation of financial information).

In *Advanced Fibre Communications, Inc.*, SEC No-action Letter (March 10, 2003) a proposal requesting that the board of directors establish an office of the board of directors to enable direct communication between non-management directors and shareholders was excludable under Rule 14a-8(i)(7), as relating to ordinary business operations (i.e., procedures for enabling shareholder communications). In its letter to the Commission, Advanced Fibre pointed out that it was subject to both state corporate law and federal and state securities laws addressing specific requirements and obligations with respect to disclosures to and communications with shareholders and that beyond those requirements, the manner and nature of the communications between the company's management and the shareholders was a matter for the judgment and discretion of management. Similarly, the disclosure of ownership interests of executive officers, directors and specified beneficial owners is a matter of federal securities laws and beyond those requirements, and subject to restrictions imposed by other applicable law, additional disclosure is a matter for the judgment and discretion of the management of Halliburton Company.

In *General Motors Corporation*, SEC No-action Letter (February 29, 1996), a request that the company's board of directors furnish stockholders with a list of people employed by the company who had previously worked for either the city, state or federal government was excludable under Rule 14a-8(c)(7) (i.e., employment related matters).

In *Toro Company*, SEC No-action Letter (November 22, 1995), a proposal mandating that the corporate secretary sell the company's most current list of stockholders to any person, at any time and for any reason for a price not to exceed 10 cents per name was excludable pursuant to Rule 14a-8(c)(7) as a matter relating to the conduct of the company's ordinary business operations (i.e., the terms of the sale of the stockholder list).

The Staff has allowed proposals to be excluded under Rule 14a-8(i)(7) that requested that a board of directors prepare a report for shareholders about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance as relating to ordinary business operations (i.e., sale of particular services), *Bank of America Corporation*, SEC No-action Letter (February

21, 2007); *Citigroup Inc.*, SEC No-action Letter (February 21, 2007); and *JPMorgan Chase & Co.*, SEC No-action Letter (February 26, 2007).

The Proposal states that the adoption and implementation of the Proposal is an important first step towards curbing the illegal flow of capital, arguably making the essence of the Proposal compliance with law. In addition to the *Bank of America Corporation*, *Citigroup Inc.*, and *JPMorgan Chase & Co.* letters described above, in which the concerns expressed by the proponent pertained to capital flight and tax avoidance similar to the Proposal, the Staff has determined on numerous occasions that proposals pertaining to compliance with laws or requesting implementation of policies regarding compliance with laws are excludable under Rule 14a-8(i)(7). See *Monsanto Company* (November 3, 2005) (proposal requesting that the board establish an ethics oversight committee to insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act, may be excluded as relating to its ordinary business operations (i.e. general conduct of a legal compliance program)); *Costco Wholesale Corporation* (December 11, 2003) (proposal requesting that the board develop a thorough Code of Ethics that would address issues of bribery and corruption and report on this Code could be excluded as relating to ordinary business operations); *Chrysler Corporation* (February 18, 1998) (proposal requesting that the board initiate a review of the company's code or standards for its international operations and prepare a report to be made available to shareholders could be excluded under Rule 14a-8(c)(7)); *Crown Central Petroleum Corporation* (February 19, 1997) (proposal requesting that the board investigate and report on compliance with applicable laws regarding sales of cigarettes to minors could be excluded as relating to ordinary business operations); and *Lockheed Martin Corporation* (January 29, 1997) (proposal mandating that the board evaluate whether the company has a legal compliance program that reviews conflicts of interest and the hiring of former government officials and employees and report on its findings could be excluded under Rule 14a-8(c)(7)).

For the reasons set forth above, the report is excludable under Rule 14a-8(i)(7) as pertaining to Halliburton Company's ordinary business operations.

II. The Proposal would violate the proxy rules.

Rule 14a-8(i)(3) allows a company to exclude proposals and supporting materials that are contrary to the Commission's proxy rules. The Proposal may be omitted from the proxy materials because it is contrary to Rule 14a-8 and is false and misleading in violation of Rule 14a-9.

The second paragraph of the supporting statement describes opaque tax havens that impede disclosure to shareholders of information about their company, with references to hidden options, compensation, assets and liabilities, and a gratuitous reference to Enron. While these could be concerns about a given company's operations, the Proposal requires additional disclosure with respect to the form in which ownership is held by specified holders of Halliburton Company's stock, which has nothing to do with the referenced corporate concerns.

The next paragraph begins with "I believe that there is a general trend away from opaque tax havens" with the example in the second bulleted paragraph referring to hiding compensation, assets and liabilities, which again may be concerns about a given company's operations, but has nothing to do with a stockholders' ownership interests in a company. The third bulleted paragraph calls for transparency of tax haven jurisdictions themselves, but it is not clear how that has anything to do with stockholders' ownership interests in a company. The fourth bulleted paragraph then refers to international financial institutions recognizing transparency is good for business. That may be true, though the *Bank of America Corporation*, *Citigroup Inc.*, and *JPMorgan Chase & Co.* letters described above suggest that at least these major financial institutions would debate the type of transparency that is appropriate in order for it to be good for business. Again it is not clear how transparency of international financial institutions has anything to do with stockholders' ownership interests in a company. These references in the statement of support, which are not relevant to the disclosure the Proposal calls for, could mislead stockholders into thinking that Halliburton Company is involved in the illegal flow of capital, though the only payments by Halliburton Company to the group of persons to whom the Proposal pertains (affiliates, directors, senior executive officers or entities affiliated with directors or senior executives) in their capacity as stockholders are the payment of dividends.

As illustrated above, the Proposal is so vague and indefinite as to prevent stockholders from knowing that on which they are voting. Thus, it can be excluded pursuant to Rule 14a-8(i)(3). See *Exxon Corporation*, SEC No-action Letter (January 29, 1992).

In addition to being vague and indefinite, the Proposal is misleading in violation of Rule 14a-9. Rather than being a thoughtful proposal crafted to address a genuine stockholder concern relevant to Halliburton Company, the Proposal is an amalgam of incongruent thoughts and statements that imply that a problem exists for which the Proposal is a solution when neither is the case.

III. Halliburton Company lacks the power and authority to implement the Proposal.

Under Rule 14a-8(i)(6), the Proposal is excludable if Halliburton Company lacks the power or authority to implement the Proposal. Two of the categories of persons identified as to which the proposed policy and disclosure would apply are affiliates and entities affiliated with a director or senior executive. The Proposal is not clear on what is meant by an affiliate or an entity affiliated with a director or senior executive. Even if those persons were defined, Halliburton Company has no ability to compel those persons to disclose information about their holdings of Halliburton Company's common stock, so unless those persons are record holders, Halliburton Company would not have access to that information and would not have the ability to implement the Proposal.

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton Company intends to file its 2008 proxy statement and form of proxy no earlier than April 1, 2008. Halliburton Company submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton Company hereby notifies the Proponent of Halliburton Company's intention to omit the Proposal from Halliburton Company's proxy statement and form of proxy for the 2008 Annual Meeting.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt and returned to me in the enclosed self-addressed postage-paid envelope.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Marion Edey
Joseph Horgan (facsimile 707.516.1210)

R:\LEGAL\SEC\Stockholder Proposals 2008 Proxy\No-action letter 011008 (Marion Edey).doc

Marion Edey 10019 Menlo Ave Silver Spring, MD 20910

December 4, 2007

Sherry Williams, Vice President & Corporate Secretary
Halliburton Company
5 Houston Center
Houston, TX 77010

Dear Ms. Williams:

I am submitting a shareholder proposal for the 2008 annual meeting of our company, Halliburton.

The proposal relates to disclosure to shareholders.

I am a long-term shareholder, with 1385 shares, and have held these shares since 1970, and I intend to hold them for several more years.

The shares are held directly through an account with Eaton Vance Investment Counsel of Boston, Massachusetts. I have enclosed proof of ownership, and they will email you separately to provide further proof of ownership.

If you wish to discuss the proposal, please my associate, Joseph Horgan, at 301.692.2021. You can also reach him by email at josephhorgan@verizon.net.

Thank you.

Sincerely,

Marion Edey

301.589.2208

Resolved, that the Halliburton Company shareholders request their Board of Directors to develop and implement a policy of identifying and disclosing to shareholders shares of Halliburton held, directly or indirectly, by an affiliate, a director, a senior executive officer or an entity affiliated with a director or senior executive, through an account located in a tax haven jurisdiction, identifying and disclosing which trusts, shell corporations, or other entities located in a tax haven jurisdiction, hold the Halliburton shares. For the purposes of this proposal, a tax haven jurisdiction is one which has: "(a) no or only nominal taxes; (b) a lack of effective exchange of information; and (c) a lack of transparency." ("OECD Key Factors in Identifying Tax Havens" in *Harmful Tax Competition*, OECD, 1998)

Statement of Support

Experts estimate that $1.6 trillion in assets of wealthy Americans are hidden in tax havens, including at least $30 billion each year in corporate taxes.[1]

These opaque tax havens can impede full disclosure to shareholders of important information about their company. With no disclosure, and therefore no oversight, the potential for abuse can manifest itself by hidden put options, stock options, other compensation instruments, and even hidden assets and liabilities. Enron had over 880 reported subsidiaries in tax havens which it used to hide not only taxable income, but also liabilities from its shareholders.

I believe that there is a general trend away from opaque tax havens. For example:

- Senator Levin's leadership in Congress had led to the the Stop Tax Haven Abuse Act. I believe that it and/or similar measures requiring greater disclosure will be enacted soon.
- *Qui Tam* and securities litigation focused on the use of tax havens to hide compensation, assets and liabilities will inevitably bring more light on the issue, pressuring publicly traded corporations to disclose more to their shareholders.
- Nobel laureate and former World Bank Chief Economist Joseph Stiglitz is calling for full transparency of tax haven jurisdictions.
- International financial institutions are recognizing that transparency is good for business.

This proposal asks Halliburton to take the lead in developing corporate governance principles on disclosure of the holdings of insiders in tax havens. I believe that by adopting this proposal, Halliburton can demonstrate leadership, protecting its reputation and ROI, and ensure that shareholders will be fully informed about Halliburton's finances. For these reasons, I urge my fellow shareowners to encourage our directors to adopt and implement this proposal on disclosure as an important first step towards curbing the illegal flow of capital, and, in doing so, inoculating Halliburton from the potential legal liabilities and reputational harm of opaque banking systems.

Shareholders seeking to protect our company from legal liabilities and from reputational harm must VOTE FOR this proposal.

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1 "Global Wealth Report, 2002" Boston Consulting Group, July 2002. Based upon the mid points estimated ranges of assets held offshore.

Marion Edey **10019 Menlo Ave** **Silver Spring, MD 20910**

January 30, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

re: Halliburton Company's request for No-Action on my Shareholder Proposal

Dear Madam/Sir:

I am in receipt of a copy of the request for no action from Halliburton Company ("Halliburton" or "the Company"), requesting no action should Halliburton decide to exclude my Proposal from the proxy materials for the Annual Meeting of Halliburton shareholders scheduled for May 21, 2008,

The Proposal requests that the Board of Directors of the Company develop a policy of identifying and disclosing to shareholders shares of Halliburton held, directly or indirectly, by an affiliate, a director, a senior executive officer or an entity affiliated with a director or senior executive officer, through an account located in a tax haven jurisdiction. The disclosure would include which trusts, shell corporations or other entities located in a tax haven jurisdiction hold the shares of the insiders. For the purposes of the Proposal, a tax haven jurisdiction is defined as one which has : "(a) no or only nominal taxes; (b) a lack of effective exchange of information; and (c) a lack of transparency."[1]

Halliburton incorrectly claims three reasons why it can exclude the proposal:

1. The Company incorrectly claims that the proposal relates to ordinary business operations;
2. The Company incorrectly claims that the proposal violates proxy rules; and
3. The Company incorrectly claims that Halliburton "lacks the power and authority to implement the Proposal.

1 "OECD Key Factors in Indentifying Tax Havens,," in *Harmful Tax Competition: An Emerging Global Issue.* 1998, p. 23.

Ordinary Business

Halliburton incorrectly argues that the Proposal is excludable as relating to the Company's ordinary business operations. The proposal directly relates to directors and executives ("insiders"), and is therefore an appropriate matter for shareholders' consideration. Since 1992, the Commission has "applied a bright-line analysis to proposals concerning equity or cash compensation."[2] The Commission went on to state: "We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7)."[3] In its Staff Legal Bulletin of July 12, 2002, the Commission clearly stated its intention to allow "Proposals that focus on equity compensation plans that may be used to compensate only senior executive officers and directors. As has been our position since 1992, companies may not rely on rule 14a-8(i)(7) to omit these proposals from their proxy materials."[4]

The Commission further stated that "In applying the 'ordinary business' exclusion to proposals that raise social policy issues, the Division of Corporation Finance seeks to use the most well-reasoned and consistent standards possible ... From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business."[5]

The abuse of tax havens by individuals and corporations meets the criteria for "changing societal views." In the past few years, news stories have informed the public of the use of tax havens. In an interview on PBS' New Hour, House Speaker Pelosi twice referenced the use of offshore tax havens as an issue of concern.[6] The presidential candidates of both major political parties have discussed or been affected by news on tax havens. In one story, candidate McCain "said he understood the concerns of the insurance and reinsurance sectors about draft legislation

proposing a clampdown on US business operations in so-called tax havens."[7] In another story about candidate Romney, it was noted that "while in private business, Mitt Romney utilized shell companies in two offshore tax havens to help eligible investors avoid paying US taxes, federal and state records show."[8] An editorial in the *Caymanian Compass* about candidate Huckabee's upcoming February 2008 visit to the Caymans noted that the candidate talks about getting American money that's sitting offshore

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2 Division of Corporation Finance: Staff Legal Bulletin No. 14A. July 12, 2002. www.sec.gov/interps/legal/cfslb14a.htm

3 *ibid.*

4 *ibid.*

5 Final Rule: Amendment to Rules on Shareholder Proposals. 17 CFR Part 240. Release No. 34-40018.

6 "Pelosi Aims to set "New Direction" Amid Legislative Battles." PBS News Hour. www.pbs.org/newshour/bb/politics/july-dec07/pelosi_12-13.html

7 "McCain promises to protect Island's insurance sector," *The Royal Gazette* (Bermuda), August 23, 2007.

8 "Island Tax Havens factor into Romney's business success," by Bob Drogin. *The Los Angeles Times*. December 17, 2007.

back into the US economy.[9] Candidate Edwards has stated that "As president, I will declare war on offshore tax havens."[10] One report states that "In virtually every speech or debate Mr Obama refers to Ugland House on South Church Street in Grand Cayman, a building that houses thousands of corporations, calling it "the biggest tax scam on record."[11] Candidate Clinton would "make it harder for companies to 'hide profit offshore.' "[12] Furthermore, legislation, entitled the Stop Tax Haven Abuse Act, is pending before the US Congress.

The Commission's policy on "ordinary business" exculability rests on two factors:

- Does the Proposal involve "certain tasks [that] are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight?"[13]
- Does the Proposal seek "to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment?"[14]

Since the answer to both question is "No," the Proposal may not be omitted on the basis of the "ordinary business" rule.

Halliburton's incorrectly cites *NiSource, Inc.* No Action letter (March 10, 2003) as a reason to exclude the Proposal. In *NiSource*, that proposal requested disclosure of unregulated subsidiaries' income. My Proposal doesn't request disclosure of unregulated subsidiaries' income. Halliburton cannot rely on *NiSource* to justify

exclusion of my Proposal on "ordinary business" grounds.

Halliburton incorrectly cites *Advanced Fibre Communications* (March 10, 2003). Halliburton's invalid logic fails. While I agree that disclosure of the ownership interests of insiders and specified beneficial owners is a matter of law and that additional disclosure is subject the "judgment and discretion of" Halliburton's management, it does NOT logically follow that additional disclosure of the ownership interests of insiders is ***solely*** the provenance of management. Therefore the Proposal should be included in the Company's proxy materials. As noted above, my Proposal does not meet the criteria for exclubability under the "ordinary business" rule, and should therefore be included in the proxy materials of Halliburton. The Company cannot rely on *Advanced Fibre Communications* to justify exclusion of my Proposal on "ordinary business" grounds.

Halliburton's inexplicable citation of *General Motors Corporation* No Action Letter (February 29, 1996) does not apply, as my Proposal related to disclosure of shares held by insiders, not by all employees. The Company cannot rely on *General Motors Corporation* to justify exclusion of my Proposal on "ordinary business" grounds.

Halliburton incorrectly cites *Toro Co.* (November 22, 1995). In that case, the proponent

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9 "Huckabee vs Offshore Investing," *Caymanian Compass*. January 21, 2008.
10 "Taxes: Candidate Answers," *Lahontan Valley [Nevada] News*, December 21, 2007.
11 "Editorial: The Obama Factor," *Cayman Net News*, January 14, 2008.
12 Corporate taxes: a hot hot button," by Nicholas Rummell, *Crane's Financial Week*, November 26, 2007.
13 Final Rule: Amendment to Rules on Shareholder Proposals. 17 CFR Part 240. Release No. 34-40018.
14 ibid.

mandated board action. My Proposal is precatory. Further, my Proposal doesn't request a list of shareholders, only disclosure of shares held by insiders and the Company in accounts located in tax haven jurisdictions. The Company cannot rely upon *Toro Co.* to justify exclusion of my Proposal on "ordinary business" grounds.

Halliburton incorrectly cites the Bank of America, Citigroup and JPMorgan Chase & Co no action letters of February 2007. I am not asking for disclosure of any sales of particular services, but of only disclosure of shares held by insiders and the Company in accounts located in tax haven jurisdictions. Halliburton cannot rely on *Bank of America, Citigroup* and *JPMorgan Chase & Co* to justify exclusion of my Proposal on "ordinary business" grounds.

Halliburton incorrectly cites instances of shareholder proposals requesting the board adopt policies to bring them into greater compliance with the law (*Monsanto Company, November 3, 2005; Costco Wholesale Corporation, December 11, 2003;*

Chrsyler Corporation, February 18, 1998; Crown Central Petroleum Corporation, February 19, 1997; and Lockheed Martin Corporation, January 29, 2007). My Proposal asks for greater disclosure, net for compliance with laws. However, in the spirit of cooperation and compromise, I am willing to change the language in the statement of support from:

> ...to encourage our directors to adopt and implement this proposal on disclosure as an important first step toward curbing the illegal flow of capital...

to:

> ...to encourage our directors to adopt and implement this proposal on disclosure as what I believe to be an important first step toward curbing the illegal flow of capital...

In concluding this discussion on "ordinary business," I reference once again the two criteria necessary for excludability: impractical shareholder oversight and micro-management. My Proposal does not meet these two criteria and therefore ***cannot*** be excluded on the basis of "ordinary business."

<u>Proxy Rule Violation</u>

Halliburton claims that my referencing the potential consequences of a lack of disclosure. The Company further suggests that my reference of Enron is gratuitous. Greater disclosure is a corporate governance matter and, therefore, of concern for all shareholders, including Halliburton's. Had Enron's investors been better informed of its liabilities sitting in opaque tax havens, it can be argued that its management would have behaved differently. Disclosure, i.e., transparency[15], ***does*** affect managerial behavior. As Federal Reserve Bank of St Louis President, William Poole, noted in November of 2001: "Transparency is a great spur to developing coherent views, and surely it is beneficial to policymakers to be coherent in their own thinking."[16]

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15 "Transparency in a general sense simply means providing the fullest explanation possible of policy actions and the considerations underlying them, in as timely a manner as possible." William Poole, President, Federal Reserve Bank of St. Louis. in "Central Bank Transparency: Why & How." November 30, 2001.

16 *ibid.*

Halliburton's shareholders need to make an informed decision on my Proposal. To be fully informed, shareholders need to know the direct and collateral effects on them caused by the lack of disclosure. The examples cited in the bullet

points are in support of the opinion statement above it: "I believe that there is a general trend away from opaque tax havens." That statement of belief and the statements following the bullet points are all part of a logical progression of opinion which I ask my cohort Halliburton shareholders to share. Nonetheless, in the spirit of cooperation and compromise, I am willing to change the language of the of the second bullet point from:

"*Qui Tam* and securities litigation focused on the use of tax havens to hide compensation, assets and liabilities will inevitably bring more light on the issue...

to:

Qui Tam and securities litigation focused on the use of tax havens to hide compensation, assets and liabilities may bring more light on the issue...

Halliburton objects to the fourth bullet point. Halliburton tries to imply that Bank of American, Citigroup and JPMorgan Chase all oppose the idea that transparency is good for business. Even though I didn't use the word, "All" when introducing the fourth bullet point, Halliburton seems to believe that I intended that meaning. Again, in the same spirit of cooperation and compromise, I am happy to add the word "Some" before "International financial institutions." Halliburton is free to argue that other international financial institutions do not believe that transparency is good for business.

Halliburton seems to think that my Proposal's Statement of Support is somehow incongruent. I hope not. I hope that it is a logical argument leading shareholders to support my Proposal. Nonetheless, Halliburton's opinion of my rhetorical skills is not a proof that they are "false and misleading." Therefore, the Proposal ***cannot*** be excluded on that basis.

Power & Authority to implement the Proposal

Halliburton's argument that the Company lacks the power and authority to implement my Proposal is specious at best. The Board of Directors could set a policy that would substantially implement my Proposal[17].

Conclusion

I have provided substantial rebuttal to Halliburton's faulty reasoning for excluding my Proposal. In the spirit of cooperation and compromise, I have offered to amend the proposal. I believe that the proposal is ***not*** excludable on the bases of "ordinary business," Proxy Rules violations or the Company's lack of authority to implement my Proposal.

The mission of the Commission "is to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation." By denying Halliburton's request for no-action, the Commission

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17 In fact, I am familiar with a financial company -Prudential Financial- that has such a policy. and I suspect that there are policies throughout publicly-traded corporations that would make a similar proposal at those companies moot.

furthers its mission of protecting investors without consequence to the maintenance of fair, orderly and efficient markets or the facilitation of capital formation. I look forward to hearing from the Division on its decision to enforce inclusion of my Proposal in Halliburton's proxy materials for 2008.

If you have any questions, or require further information, please contact my colleague, Joseph P. Horgan, at 301.692.2021.

Thank you.

Sincerely,

Marion Edey

cc: Bruce A. Metzinger, Asst General Counsel & Asst Secretary, Halliburton Company
Joseph P. Horgan

Marion Edey **10019 Menlo Ave** **Silver Spring, MD 20910**

January 24, 2008

RECEIVED
2008 JAN 30 AM 9:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

re: Halliburton Company's request for No-Action on my Shareholder Proposal

Dear Madam/Sir:

I am in receipt of a copy of the request for no action from Halliburton Company ("Halliburton" or "the Company"), requesting no action should Halliburton decide to exclude my Proposal from the proxy materials for the Annual Meeting of Halliburton shareholders scheduled for May 21, 2008,

The Proposal requests that the Board of Directors of the Company develop a policy of identifying and disclosing to shareholders shares of Halliburton held, directly or indirectly, by an affiliate, a director, a senior executive officer or an entity affiliated with a director or senior executive officer, through an account located in a tax haven jurisdiction. The disclosure would include which trusts, shell corporations or other entities located in a tax haven jurisdiction hold the shares of the insiders. For the purposes of the Proposal, a tax haven jurisdiction is defined as one which has : "(a) no or only nominal taxes; (b) a lack of effective exchange of information; and (c) a lack of transparency."[1]

Halliburton incorrectly claims three reasons why it can exclude the proposal:

1. The Company incorrectly claims that the proposal relates to ordinary business operations;
2. The Company incorrectly claims that the proposal violates proxy rules; and
3. The Company incorrectly claims that Halliburton "lacks the power and authority to implement the Proposal.

1 OECD Key Factors in Indentifying Tax Havens,, in *Harmful Tax Competition: An Emerging Global Issue*. 1998, p. 23.

proposing a clampdown on US business operations in so-called tax havens."[7] In another story about candidate Romney, it was noted that "while in private business, Mitt Romney utilized shell companies in two offshore tax havens to help eligible investors avoid paying US taxes, federal and state records show."[8] An editorial in the *Caymanian Compass* about candidate Huckabee's upcoming February 2008 visit to the Caymans noted that the candidate talks about getting American money that's sitting offshore back into the US economy.[9] Candidate Edwards has stated that "As president, I will declare war on offshore tax havens."[10] One report states that "In virtually every speech or debate Mr Obama refers to Ugland House on South Church Street in Grand Cayman, a building that houses thousands of corporations, calling it "the biggest tax scam on record."[11] Candidate Clinton would "make it harder for companies to 'hide profit offshore.' "[12] Furthermore, legislation, entitled the Stop Tax Haven Abuse Act, is pending before the US Congress.

The Commission's policy on "ordinary business" exculability rests on two factors:

- Does the Proposal involve "certain tasks [that] are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight?"[13]
- Does the Proposal seek "to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment?"[14]

Since the answer to both question is "No," the Proposal may not be omitted on the basis of the "ordinary business" rule.

Halliburton's incorrectly cites *NiSource, Inc.* No Action letter (March 10, 2003) as a reason to exclude the Proposal. In *NiSource*, that proposal requested disclosure of unregulated subsidiaries' income. My Proposal doesn't request disclosure of unregulated subsidiaries' income. Halliburton cannot rely on *NiSource* to justify

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7 McCain promises to protect Island's insurance sector, *The Royal Gazette* (Bermuda), August 23, 2007.
8 Island Tax Havens factor into Romney's business success, by Bob Drogin.*The Los Angeles Times*. December 17, 2007.
9 Huckabee vs Offshore Investing, *Caymanian Compass*. January 21, 2008.
10 Taxes: Candidate Answers, *Lahontan Valley [Nevada] News*, December 21, 2007.
11 Editorial: The Obama Factor, *Cayman Net News*, January 14, 2008.
12 Corporate taxes: a hot hot button, by Nicholas Rummell,*Crane's Financial Week*, November 26, 2007.
13 Final Rule: Amendment to Rules on Shareholder Proposals. 17 CFR Part 240. Release No. 34-40018.
14 *ibid.*

Chrsyler Corporation, February 18, 1998; Crown Central Petroleum Corporation, February 19, 1997; and Lockheed Martin Corporation, January 29, 2007). My Proposal asks for greater disclosure, net for compliance with laws. However, in the spirit of cooperation and compromise, I am willing to change the language in the statement of support from:

> ...to encourage our directors to adopt and implement this proposal on disclosure as an important first step toward curbing the illegal flow of capital...

to:

> ...to encourage our directors to adopt and implement this proposal on disclosure as what I believe to be an important first step toward curbing the illegal flow of capital...

In concluding this discussion on "ordinary business," I reference once again the two criteria necessary for excludability: impractical shareholder oversight and micro-management. My Proposal does not meet these two criteria and therefore ***cannot*** be excluded on the basis of "ordinary business."

Proxy Rule Violation

Halliburton claims that my referencing the potential consequences of a lack of disclosure. The Company further suggests that my reference of Enron is gratuitous. Greater disclosure is a corporate governance matter and, therefore, of concern for all shareholders, including Halliburton's. Had Enron's investors been better informed of its liabilities sitting in opaque tax havens, it can be argued that its management would have behaved differently. Disclosure, i.e., transparency[15], ***does*** affect managerial behavior. As Federal Reserve Bank of St Louis President, William Poole, noted in November of 2001: "Transparency is a great spur to developing coherent views, and surely it is beneficial to policymakers to be coherent in their own thinking."[16]

Halliburton's shareholders need to make an informed decision on my Proposal. To be fully informed, shareholders need to know the direct and collateral effects on them caused by the lack of disclosure. The examples cited in the bullet

15 Transparency in a general sense simply means providing the fullest explanation possible of policy actions and the considerations underlying them, in as timely a manner as possible. William Poole, President, Federal Reserve Bank of St. Louis. in Central Bank Transparency: Why & How. November 30, 2001.

16 *ibid.*

Conclusion

I have provided substantial rebuttal to Halliburton's faulty reasoning for excluding my Proposal. In the spirit of cooperation and compromise, I have offered to amend the proposal. I believe that the proposal is ***not*** excludable on the bases of "ordinary business," Proxy Rules violations or the Company's lack of authority to implement my Proposal.

The mission of the Commission "is to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation." By denying Halliburton's request for no-action, the Commission furthers its mission of protecting investors without consequence to the maintenance of fair, orderly and efficient markets or the facilitation of capital formation. I look forward to hearing from the Division on its decision to enforce inclusion of my Proposal in Halliburton's proxy materials for 2008.

If you have any questions, or require further information, please contact my colleague, Joseph P. Horgan, at 301.692.2021.

Thank you.

Sincerely,

Marion Edey

Marion Edey

cc: Bruce A. Metzinger, Asst General Counsel & Asst Secretary, Halliburton Company
Joseph P. Horgan

Resolved, that the Halliburton Company shareholders request their Board of Directors to develop and implement a policy of identifying and disclosing to shareholders shares of Halliburton held, directly or indirectly, by an affiliate, a director, a senior executive officer or an entity affiliated with a director or senior executive, through an account located in a tax haven jurisdiction, identifying and disclosing which trusts, shell corporations, or other entities located in a tax haven jurisdiction, hold the Halliburton shares. For the purposes of this proposal, a tax haven jurisdiction is one which has: (a) no or only nominal taxes; (b) a lack of effective exchange of information; and (c) a lack of transparency. ("OECD Key Factors in Identifying Tax Havens" in *Harmful Tax Competition*, OECD, 1998)

Statement of Support

Experts estimate that $1.6 trillion in assets of wealthy Americans are hidden in tax havens, including at least $30 billion each year in corporate taxes.[1]

These opaque tax havens can impede full disclosure to shareholders of important information about their company. With no disclosure, and therefore no oversight, the potential for abuse can manifest itself by hidden put options, stock options, other compensation instruments, and even hidden assets and liabilities. Enron had over 880 reported subsidiaries in tax havens which it used to hide not only taxable income, but also liabilities from its shareholders.

I believe that there is a general trend away from opaque tax havens. For example:

- Senator Levin's leadership in Congress had led to the the Stop Tax Haven Abuse Act. I believe that it and/or similar measures requiring greater disclosure will be enacted soon.
- *Qui Tam* and securities litigation focused on the use of tax havens to hide compensation, assets and liabilities may bring more light on the issue, pressuring publicly traded corporations to disclose more to their shareholders.
- Nobel laureate and former World Bank Chief Economist Joseph Stiglitz is calling for full transparency of tax haven jurisdictions.
- Some international financial institutions are recognizing that transparency is good for business.

This proposal asks Halliburton to take the lead in developing corporate governance principles on disclosure of the holdings of insiders in tax havens. I believe that by adopting this proposal, Halliburton can demonstrate leadership, protecting its reputation and ROI, and ensure that shareholders will be fully informed about Halliburton's finances. For these reasons, I urge my fellow shareowners to encourage our directors to adopt and implement this proposal on disclosure as what I believe to be an important first step towards curbing the illegal flow of capital, and, in doing so, inoculating Halliburton from the potential legal liabilities and reputational harm of opaque banking systems.

Shareholders seeking to protect our company from legal liabilities and from reputational harm must VOTE FOR this proposal.

1 Global Wealth Report, 2002 Boston Consulting Group, July 2002. Based upon the mid points estimated ranges of assets held offshore.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated January 10, 2008

The proposal requests that the board of directors develop and implement a policy of identifying and disclosing to shareholders shares of Halliburton held by an affiliate, a director, a senior executive officer or an entity affiliated with a director or senior executive, through an account located in a tax haven jurisdiction.

There appears to be some basis for your view that Halliburton may exclude the proposal under rule 14a-8(i)(7), as relating to Halliburton's ordinary business operations (i.e., the presentation of ownership interests). Accordingly, we will not recommend enforcement action to the Commission if Halliburton omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Halliburton relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END